FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2025 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - September 2025 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 1 Santander posts record nine-month results, growing seven million customers to 178 million, with earnings per share up 16% Profit rose 11% to €10,337 million in the first nine months of the year Return on tangible equity (RoTE) increased to 16.1% post-AT1 CET1 capital ratio reached a new record at 13.1% thanks to strong organic generation Madrid, 29 October 2025 - PRESS RELEASE • Revenue was stable (€46.3 billion), with the bank achieving record net fee income (+4% year-on-year)1.1 • Operating expenses fell by 1%, reflecting the bank’s transformation towards a simpler, more digital and globally integrated model. As a result, the efficiency ratio improved to 41.3%. • Loan-loss provisions fell 1% with improved cost of risk at 1.13% (-5 basis points), on the back of proactive risk management, low unemployment rates and easing monetary policies in most countries. • Non-performing loan ratio of 2.92%, improving 14 basis points year-on-year, at historically low levels. • In the third quarter, attributable profit reached a new record of €3,504 million, up 8% year-on-year, a sixth consecutive record quarter. • In November, the bank will pay an interim cash dividend of 11.5 euro cents per share against 2025 earnings, an increase of 15% compared to the same dividend last year, as previously announced. • The bank reaffirms 2025 targets and expects to distribute at least €10 billion in share buybacks from 2025 and 2026 earnings and excess capital2. Ana Botín, Banco Santander executive chair, said: “Once again, we are delivering strong results. In the last twelve months, we added more than seven million customers and improved profitability to over 16% RoTE post-AT1, with earnings per share up 16%. This reflects the strength of our business model, a disciplined focus on profitable growth, solid balance sheet, and the benefits of our global and in- market scale, and diversification across businesses and geographies. Our ONE Transformation is driving efficiency gains as we deploy shared global platforms that improve customer experience and reduce costs-to-serve. Credit quality remains robust with cost of risk at 1.13% and NPL ratio below 3%. With CET1 at 13.1%, we continue to deliver sustainable, double-digit value creation for shareholders, with TNAV plus cash dividend per share up 15%. Looking ahead, we are on track to meet all our 2025 targets and, amid continued geopolitical and market uncertainty, we are confident we will continue delivering further profitable growth by harnessing our network effects and global scale, and through disciplined capital allocation.” 1 Notes at the end of the press release.

Underlying income statement*

EUR million

	9M'25	9M'25 v 9M'24	9M'25 v 9M'24 (ex FX)	Q3'25	Q3'25 v Q3'24	Q3'25 v Q3'24 (ex FX)
Total income	46,277	0%	+4%	15,267	+1%	+4%
Operating expenses	-19,133	-1%	+3%	-6,268	-1%	+2%
Net operating income	27,144	+1%	+5%	8,999	+2%	+5%
Net loan-loss provisions	-9,109	-1%	+5%	-2,931	-2%	+2%
Profit before tax	15,500	+7%	+12%	5,197	+6%	+9%
Attributable profit	**10,337**	**+11%**	**+16%**	**3,504**	**+8%**	**+11%**

(*) All references to variations in constant euros include Argentina in current euros. Summary of statutory figures at the end of this press release.

Underlying business performance

All variations are year-on-year unless otherwise stated.

Santander reported an **attributable profit** of €10,337 million in the first nine months of 2025, up 11% from the same period last year – a record performance for the period. Its total customer base reached 178 million after adding more than seven million new customers over the past 12 months. Strong results were driven by good performance in net interest income, record levels of fee income and further efficiency gains, with continued improvement in credit quality. Third-quarter attributable profit reached €3,504 million (+8%), marking the sixth consecutive quarter of record results.

Q3'25 att. profit **€3.5bn** +8%	9M'25 att. profit **€10.3bn** +11%
Efficiency **41.3%** -0.4pp	RoTE post-AT1 **16.1%** +0.7pp
CoR **1.13%** -5bps	CET1 **13.1%** +0.6pp
TNAVps + Cash DPS **+15%** YoY	EPS **+16%** YoY

The group continued to increase profitability and create value for shareholders, achieving a return on tangible equity (**RoTE**) of 16.1% (+0.7 percentage points) post-AT1, earnings per share (**EPS**) of €0.66 (+16%), and tangible net asset value (**TNAV**) per share of €5.56 at end-September 2025. Including the 11.00 euro cents cash dividend paid in May and the 11.50 euro cents interim cash dividend to be paid in November, total value creation (TNAV plus cash dividend per share) increased by 15% year-on-year.

In the first nine months of the year, customer funds grew 7% in constant euros, with **deposits** up 5% and mutual funds up 16%, reflecting higher customer activity and positive market performance. **Loans** rose 2% in constant euros to €1.0 trillion, driven by growth in Consumer, CIB, Wealth and Payments, while the loan book in Retail was stable as the bank maintained its focus on profitability and capital optimization.

Total income stood at €46,277 million, flat in euros but up 4% in constant euros, driven by record net fee income (€10,011 million) and resilient net interest income (+3% in constant euros excluding Argentina). This reflects robust customer activity, which offset the impact of a less favourable interest rate environment.

Operating **costs** improved 1% as the group continued to leverage its shared global platforms and services and simplified its structure. The **efficiency ratio** improved to 41.3%, its best level in more than 15 years, supported by continued progress in executing the ONE Transformation programme.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

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Loan-loss provisions declined 1% as the cost of risk improved by five basis points to 1.13%, in line with the 2025 target, supported by strong credit quality and proactive risk management. Retail and Consumer, which together account for around 80% of the group's loan-loss provisions, improved to 0.89% and 2.06%, respectively. The **non-performing loan (NPL) ratio** improved to 2.92% (-14 basis points), with a solid coverage ratio of 67%.

The **CET1 capital** ratio strengthened during the quarter to 13.1%, up 0.1 percentage points, exceeding the upper end of the bank's operating range (12–13%) and ahead of the 2025 target[3]. The increase was driven by strong attributable profit (+56 basis points), which more than offset shareholder remuneration and AT1 costs (-30 basis points), as well as other charges.

	2025 targets	9M'25
Revenue	c.€62bn	€46.3bn ✓
Fees	Mid-high single digit growth	+8% in constant euros, YoY ✓
Cost base	Down vs. 2024 in euros	-1% in euros, YoY ✓
CoR	c.1.15%	1.13% ✓
CET1[1]	13% operating range: 12-13%	13.1% ✓
RoTE post-AT1	c.16.5%	16.1% +0.7pp ✓
TNAVps + Cash DPS	Double-digit growth through-the-cycle	+15% ✓

Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025 and the €11.50 cent cash per share approved in September 2025 that will be paid from 3 November 2025, both forming part of the shareholder remuneration policy. (1) CET1 ratio phased-in, calculated in accordance with the transitory treatment of the CRR.

On 30 September 2025, the board of directors approved an **interim cash dividend** of 11.5 euro cents per share against 2025 earnings[2], up 15% compared to the same dividend last year. The payment will be made from 3 November 2025. The total amount returned to shareholders as interim remuneration for 2025 is expected to be around €3.4 billion, equivalent to approximately 50% of the group's first-half profit. Around half will be paid in cash dividends, while the remaining €1.7 billion will be distributed through the ongoing share buyback programme launched in July. Once the programme is complete, the bank will have repurchased more than 15% of its outstanding shares since 2021, returning approximately €22.5 billion to shareholders over the period through both buybacks and dividends.

Strategy and outlook

Santander continues to make excellent progress in executing its strategic priorities, deploying shared global platforms, simplifying the group and driving profitable growth. The group's strategy centres on delivering **ONE Santander**, combining global scale with local strength. The successful execution is reflected in strong profit growth across all five global businesses in constant euros: Retail (+9%), Consumer (+6%), CIB (+10%), Wealth (+21%) and Payments (+62% even after excluding the charges recorded in the second quarter of 2024).

Operational transformation continues to drive structural efficiency gains. In Retail, 67% of products and services are now digitally available, and the bank has simplified its product range, reducing the number of products by 58% compared to 2022, while achieving sustained improvements in cost-to-serve (-3% year-on-year in Retail).

The group maintains a **robust and diversified balance sheet**, with a net loan-to-deposit ratio of 99%, a liquidity coverage ratio (LCR) of an estimated 160% and continued improvements in credit quality across most businesses. Retail and Consumer remain disciplined on growth and risk; CIB continues to expand fee-based, capital-light businesses; Wealth delivers strong inflows and record assets under management; and Payments continues to scale, with PagoNxt's EBITDA margin at 31.6%, already above the 2025 target.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

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Looking ahead, Santander expects global economic growth to remain steady, with developed markets expanding solidly and emerging markets performing even more strongly, supported by easing inflation and resilient labour markets. The group is confident it will meet all its 2025 targets, which include the following:

- Revenue of c.€62 billion.
- Mid-high single-digit net fee income growth in constant euros.
- Cost base down in euros.
- Cost of risk around 1.15%.
- CET1 at 13% (operating range of 12-13%).
- RoTE post-AT1 around 16.5%.
- Double-digit growth in TNAV per share + cash DPS[2].

Global businesses (9M 2025 vs 9M 2024)

To better reflect the performance of each business, the year-on-year changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report.

Retail & Commercial Banking's attributable profit grew 9% to €5,670 million, driven by higher net fee income supported by solid commercial dynamics, lower provisions in line with prudent credit risk management, and tight cost control reflecting the bank's transformation efforts and efficiencies from the common operating model. ONE Transformation is delivering solid results, reflected in higher digital sales (+13%) and strong profitability levels, with RoTE of 17.6% post-AT1. Loans were stable, in line with the bank's strategic focus on profitability, while deposits rose 4%, driven by good performances across most countries.

9M'25	Revenue (€ bn)	Contribution to Group revenue	Efficiency	Profit (€ bn)	Profitability 9M'25	Profitability 2025 targets
					RoTE post-AT1	
RETAIL	23.3 +1%	50%	39.2% +0.2pp	5.7 +9%	17.6% -0.5pp	c.17%
CONSUMER	9.7 +3%	21%	40.9% +0.2pp	1.6 +6%	10.4% -0.7pp	c.12%
CIB	6.4 +6%	14%	44.9% +0.6pp	2.2 +10%	19.7% +2.3pp	c.20%
WEALTH	3.0 +13%	6%	35.9% -1.3pp	1.4 +21%	66.0% -9.9pp	c.60%
					PagoNxt EBITDA margin	
PAYMENTS	4.4 +19%	9%	40.8% -5.2pp	0.6 +62%*	31.6% +8.9pp	>30%
					RoTE post-AT1	
GROUP	46.3 +4%		41.3% -0.4pp	10.3 +16%	16.1% +0.7pp	c.16.5%

Note: YoY changes in constant euros.
(*) Payments YoY variation excluding the PagoNxt write-downs in Q2'24 of our investments related to our merchant platform in Germany and Superdigital in Latin America (€243mn, net of tax and minority interests). Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses' RoTEs are adjusted based on Group's deployed capital; targets have been adjusted for AT1 costs.

Digital Consumer Bank's attributable profit rose 6% to €1,561 million, supported by improvements in net interest income across most markets and lower provisions. The efficiency ratio and cost of risk stood at 40.9% and 2.06%, respectively. Loans increased 2%, driven by auto (+4%), and deposits rose 5%, with solid growth in both Europe and

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28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 5 the Americas. The bank continued to strengthen Openbank’s value proposition, with the launch of a cryptocurrency trading service and a broker platform with AI-based analysis in Germany. Earlier this month, Santander also announced the merger of Openbank and Santander Consumer Finance (SCF) in Europe into a single legal entity. The bank will gradually operate its European consumer finance businesses under the Openbank brand to further enhance its customer offering. Germany will be the first market to begin integration. CIB (Corporate & Investment Banking) reported a record attributable profit of €2,168 million (+10%), driven by solid revenue growth (+6%) supported by strong net interest income and fee income. CIB recorded robust activity, mainly driven by growth initiatives in Global Markets and Global Banking. The strategic focus on fee generation and capital- light businesses further improved profitability, with RoTE of 19.7% post-AT1, compared to 17.4% a year earlier, while maintaining a leading efficiency ratio of 44.9%. Wealth Management & Insurance, which includes the group’s private banking, asset management or insurance businesses, increased its attributable profit by 21% to €1,439 million, with revenue growth across all business lines. Assets under management (AuMs) reached a new record of €536 billion (+11%), supported by very strong commercial activity in both Private Banking (+7% in customers) and Santander Asset Management (+12% in AuMs), as well as positive market performance. Payments generated an attributable profit of €558 million, up 62% even after excluding the charges recorded in the second quarter of 2024 related to the discontinuation of certain platforms in Germany and Latin America. The increase was driven by solid revenue performance, supported by higher activity. In PagoNxt, Getnet’s total payments volume (TPV) rose 15% to €174 billion, while the number of transactions increased 8%. In Cards, spending rose 8% to €250 billion and transactions increased 5%. Higher activity in PagoNxt and Cards positions the business firmly on track to deliver on Santander’s key strategic priorities, capturing scale through global platforms and achieving, for example, cost-per-transaction improvements in PagoNxt (-31% to 2.4 euro cents). Banco Santander is one of the largest banks in the world, with 201,000 employees serving 178 million customers and 3.5 million shareholders, and a market capitalization of €132 billion at the end of September. 1 Reconciliation of underlying results to statutory results, available in the ‘Alternative Performance Measures’ section of the financial report at CNMV and at santander.com. 2 As previously announced, Santander intends to allocate at least €10bn to shareholder remuneration in the form of share buybacks, corresponding to the 2025 and 2026 results, as well as to the expected excess capital. This share buyback target includes: (i) buybacks that are part of the existing shareholder remuneration policy outlined below, and (ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The current remuneration policy for the 2025 results, which the board intends to apply, will remain the same as for the 2024 results, consisting of a total shareholder remuneration of approximately 50% of the Group's reported profit (excluding non-cash and non-capital ratios impact items), distributed in approximately equal parts between cash dividends and share buybacks. The execution of the shareholder remuneration policy and share buybacks to distribute the excess CET1 capital is subject to corporate and regulatory decisions and approvals. 3 CET1 ratio is phased-in, calculated in accordance with the transitory treatment of the CRR.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 6 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 7

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 8 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre- resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q3 2025 Financial Report, published on 29 October 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Forward-looking statements Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises; • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures;

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 9 • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries; • our exposure to operational losses; and • potential losses associated with cyberattacks, data breaches, data losses and other security incidents. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this document should be taken as a profit and loss forecast. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this document, and in case of any deviation, Santander assumes no liability for any discrepancy.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    29 October 2025 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer